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EXHIBIT 11

STAR BUFFET, INC. AND SUBSIDIARIES
COMPUTATION OF EARNINGS
PER SHARE

	Fifty-two Weeks Ended January 28, 2002	(Restated) Fifty-two Weeks Ended January 29, 2001	(Restated) Fifty-three Weeks Ended January 31, 2000
BASIC EARNINGS PER SHARE:
Net income	$1,510,000	$1,170,000	$1,478,000

Weighted average number of common shares outstanding during the period	2,950,000	2,950,000	2,950,000

Basic earnings per share	$0.51	$0.40	$0.50

DILUTED EARNINGS PER SHARE
Net income	$1,510,000	$1,170,000	$1,478,000

Weighted average number of common shares outstanding during the period	2,950,000	2,950,000	2,950,000
Incremental common shares attributable to outstanding stock options	—	—	—

	2,950,000	2,950,000	2,950,000
Diluted earnings per share	$0.51	$0.40	$0.50

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STAR BUFFET, INC. AND SUBSIDIARIES COMPUTATION OF EARNINGS PER SHARE